UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM SD
Specialized Disclosure Report

CompX International Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-13905	57-0981653
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5430 LBJ Freeway, Suite 1700, Dallas, Texas		75240-2697
(Address of principal executive offices)		(Zip Code)
A. Andrew R. Louis
Vice President and Secretary
CompX International Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas  75240-2697
(972) 233-1700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

For the calendar year 2013, we assessed whether any conflict minerals, as defined in Item 1.01(d)(3) of Form SD, were necessary to the functionality or production of a product we manufactured or contracted to be manufactured.  We determined that certain conflict minerals were necessary to the functionality of products we manufactured.  We do not purchase any conflict minerals directly from mines, smelters or refiners.  Rather, we purchase certain raw materials containing conflict minerals from various third-party suppliers.  We must therefore rely on our suppliers to provide information regarding the origin of such conflict minerals.

Accordingly, we conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals in our products for the calendar year 2013.  We reasonably designed our inquiry to determine whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined in Item 1.01(d)(1) of Form SD, or were from recycled or scrap sources, as defined in Item 1.01(d)(6) of Form SD .  We sent a certification letter to each of our vendors who were approved vendors during 2013.  We sent a total of 486 of such certification letters (one to each vendor with a unique vendor identification number within our computer systems).  An approved vendor may have more than one vendor identification number because, among other things, the vendor may have multiple locations and each location has a separate vendor identification number.  The certification letter required each recipient to check one response and, if necessary, we followed-up with the vendor in order to ensure we received a response for each inquiry.  A summary of the responses regarding each such vendor’s product is as follows.

Category of Description of the Certification Regarding the Vendor’s Provided Products	Number of Vendors Responding by Category	Percentage of Vendors Responding by Category

Contained no amount of conflict minerals	385	79.2%

Contained some amount of conflict mineral(s) but all such conflict mineral(s) came from recycled or scrap sources	16	3.3%

Contained some amount (including de minimis amounts) of one or more conflict mineral(s), but such conflict mineral(s) did not originate in the Democratic Republic of the Congo or an adjoining country	48	9.9%

Contained some amount (including de minimis amounts) of one or more conflict mineral(s), with such conflict mineral(s) originating or possibly originating in the Democratic Republic of the Congo or an adjoining country	0	0.0%

Contained some amount (including de minimis amounts) of one or more conflict mineral(s), with such conflict mineral(s) being of undeterminable origin.	37	7.6%

Total	486	100.0%

With respect to the 37 responses regarding conflict minerals of undeterminable origin, the aggregate dollar amount received in 2013 from such vendors for products procured from such vendors was approximately 8.2% of the aggregate dollar amount received in 2013 from the 486 vendor identification numbers in total.

As a result of our reasonable country of origin inquiry, we have no reason to believe that our necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.  In support of our determination, we rely on the guidance included in the Conflict Minerals Final Rule (Release No. 34-67716 issued on August 22, 2012) promulgated by the U.S. Securities and Exchange Commission, which states, among other things, as follows.

•	The issuer is not required to receive representations from all of its suppliers. The standard focuses on reasonable design and good faith inquiry (page 149).

•
The reasonable country of origin inquiry standard does not require an issuer to determine to a certainty that all its conflict minerals did not originate in the Covered Countries because the standard required is a reasonable inquiry, and requiring a certainty in this setting would not be reasonable and may impose undue costs (page 151).

This Conflicts Minerals Disclosure is also posted on our website at http://phx.corporate-ir.net/phoenix.zhtml?c=116425&p=irol-conflictminerals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CompX International Inc.
(Registrant)

By: /s/ A. Andrew R. Louis
Date: May 30, 2014	A. Andrew R. Louis Vice President and Secretary